December 27, 2019

Via Edgar

Ms. Irene Paik

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	TIAN RUIXIANG Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted November 6, 2019
CIK No. 0001782941

Dear Ms. Paik:

This letter is in response to the letter dated November 22, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings LTD (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (“Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 6, 2019

Cover Page

1.       We note your response to prior comment 1. Please provide us a legal analysis supporting your determination that five business days meets the requirement that funds be returned "promptly" under Rule 10b-9, citing all authority on which you are relying.

Response: In response to the Staff’s comment, we respectfully advise the Staff that on December 18, 2019, we entered into an engagement agreement with Network 1 Financial Securities, Inc., on a firm commitment basis, as the lead or managing underwriter in connection with the proposed offering. We have revised the Registration Statement accordingly to reflect that change in the structure of the offering. As such, there will not be a minimum offering amount, nor will we be required under Rule 10b-9 to return funds to investors in the event the minimum offering amount is not sold in the proposed offering.

Prospectus Summary

Our Challenges and Risks, page 3

2.       We note your revisions in response to our prior comment 6. Please expand your disclosure to provide examples of material risks that are specific to your business. Such risks may include, but not be limited to, your limited operating history and the risks and uncertainties resulting from your VIE structure.

Response: In response to the Staff’s comment, we revised our disclosure page 3 of the Registration Statement to provide additional examples of material risks that are specific to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

3.       In several places throughout the discussion of your results of operations for the annual periods October 31, 2017 and 2018 and interim periods April 30, 2018 and 2019, you attribute fluctuations to your "business expansion." Please revise your disclosure to describe the events/actions that have occurred that resulted in the business expansion, including the dates.

Response: In response to the Staff’s comment, we revised our disclosure on pages 46 to 53 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 1: Organization and Nature of Operations, page F-7

4.       We acknowledge your response to prior comment 25.

•	Please tell us why there were no intangible assets or goodwill associated with the acquisition of Zhejiang Tianruixiang Insurance Broker Co. Ltd. (TRX ZJ) by RB Wealth on May 30, 2016. In this regard, it appears that TRX ZJ was owned by unrelated parties prior to this acquisition and appears that at least some intangible assets should have been identified in acquisition accounting even if a bargain purchase existed at that time. In your response:
o	Tell us the consideration conveyed by RB Wealth in the acquisition;
o	Provide us a summary historical balance sheet of TRX ZJ on the date of acquisition; and
o	Tell us the fair value assigned to all assets acquired and liabilities assumed at the date of acquisition.
•	The intent of our comment is to help us evaluate your compliance with ASC 810-10-30-1. Please confirm, that:
o TRX ZJ was recorded in the TRX consolidated financial statements at the amounts at which it was carried at in the accounts of WDZG Consulting., the entity that acquired TRX ZJ from RB Wealth in a common control transaction; and
o TRX ZJ was recorded by WDZG Consulting in connection with its common control transaction with RB Wealth at the amounts at which it was carried at in the accounts of RB Wealth.

Response: In response to the Staff’s comment, we believe our accounting for the acquisition of Zhejiang Tianruixiang Insurance Broker Co. Ltd. (TRX ZJ) by RB Wealth on May 30, 2016 are proper and in accordance with the acquisition method of accounting, and therefore that the disclosure related thereto in the Company’s consolidated financial statements is appropriate. RB Wealth was aware that TRX ZJ had no or nominal business operations when it acquired 100% of the equity interests, primarily based on the business model and financial projections provided by the sellers, which showed potential for the TRX ZJ’s business. The consideration paid by RB Wealth for the acquisition was $735,910 (RMB 4,830,000) and the goodwill associated with the acquisition of TRX ZJ by RB Wealth on May 30, 2016 was valued at $926,239 (RMB 6,079,188). However, upon taking control of TRX ZJ, management realized that TRX ZJ’s business model was incomplete and a tremendous amount of funds, time and efforts were required to implement and achieve the projected business potentials. TRX ZJ had no business nor any customer base, and business relationship with the insurance companies in the PRC had not been fully established, which was not in line with the sellers’ representations made, and projections provided, to RB Wealth prior to and at the completion of the acquisition. TRX ZJ incurred recurring losses with no revenue. At a special meeting of the board of directors held in June 2016, the management proposed to impair the goodwill of $926,239 (RMB 6,079,188) immediately as they believed that it would be a long process to restructure the business model, market for and build up customer base, and establish business relationships with the insurance companies in the PRC. The board decided to wait for another month or two before making the decision. At a special meeting of the board of directors held in August 2016, the board approved the proposed impairment on the goodwill of $926,239 (RBM 6,079,188) because of the negative indicators, i.e. no business, no customer base nor any revenue generated, recurring losses, negative operating cash flows. Accordingly, we wrote off the goodwill of $926,239 (RBM 6,079,188) to zero in August 2016.

TRX ZJ’s historical balance sheet as of May 30, 2016 is summarized as follows:

At May 30, 2016
Assets

Cash	$253,589

Prepaid expenses and other current assets	72,383

Fix assets, net	21,927

Total assets	$347,899

Liabilities and Shareholder' Equity

Accrued liabilities and other payables	$538,228
Total liabilities	538,228
Shareholder's equity	(190,329)
Total liabilities and shareholder's equity	$347,899

The Company accounted for the acquisition using the acquisition method of accounting, whereby the results of operations were included in the financial statements from the date of acquisition. The purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values at the time of acquisition, and any excess was allocated to goodwill.

The purchase price of $735,910 (RMB 4,830,000) exceeded the fair value of net assets acquired by $926,239 (RMB 6,079,188). The Company allocated the $926,239 (RMB 6,079,188) excess to goodwill at the closing of the acquisition.

The fair value of the assets acquired and liabilities assumed are as follows:

At May 30, 2016
Assets acquired:

Cash	$253,589

Prepaid expenses and other current assets	72,383

Fix assets, net	21,927

Intangible asset - goodwill	926,239

Total assets	1,274,138

Liabilities assumed:

Accrued liabilities and other payables	538,228

Total liabilities	538,228

Purchase price	$735,910

Net assets were valued at their respective carrying amounts, which the Company believes approximate their current fair values at the acquisition date, May 30, 2016. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

From June to August 2016, the Company assessed impairments on the goodwill and concluded that there were indicators of impairment as of August 15, 2016. The Company calculated that the estimated undiscounted cash flows were less than the carrying amount of the goodwill. Based on the above analysis, the Company recognized an impairment loss of $926,239 on August 15, 2016, which reduced the value of goodwill resulted from the acquisition to zero.

Therefore, goodwill associated with the acquisition of TRX ZJ by RB Wealth on August 15, 2016 or October 31, 2016 was $0. Accordingly, the opening balance of goodwill as of October 31, 2016 or on November 1, 2016 was zero. TRX ZJ was accounted for by WDZG Consulting in connection with its common control transaction with RB Wealth at the amounts at which it was carried at in the accounts of RB Wealth. The earliest consolidated financial statements included in the Form F-1 were as of October 31, 2017 and for the fiscal year then ended, which already reflected the zero balance of goodwill that we had written off since August 2016. As discussed above, the Company accounted for this acquisition using the acquisition method of accounting, whereby the results of operations were included in the financial statements from the date of acquisition and the assets acquired and liabilities assumed were at their respective carrying amounts that approximate their fair value at the acquisition date.

We confirm that TRX ZJ was recorded in the TRX consolidated financial statements at the amounts at which it was carried at in the accounts of WDZG Consulting, the entity that acquired TRX ZJ from RB Wealth in a common control transaction. Also, we confirm that TRX ZJ was recorded by WDZG Consulting in connection with its common control transaction with RB Wealth at the amounts at which it was carried at in the accounts of RB Wealth, hence with no goodwill at the time of the transfer of ownership in TRX ZJ to WDZG Consulting from RB Wealth.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhe Wang
Name: Zhe Wang
Title: Chief Executive Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC